Exhibit 99.2

News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business Editors:
    Scotiabank increases dividend on common shares

    TORONTO, Dec. 8 /CNW/ - Scotiabank today increased the dividend on its common shares by 3 cents to 42 cents per common share for the quarter ending
January 31, 2007, payable on January 29, 2007, to shareholders of record at the close of business on January 2, 2007.
    The Bank also declared the following dividends on Non-Cumulative
Preferred Shares for the quarter ending January 31, 2007, payable on January
29, 2007, to shareholders of record at the close of business on January 2,
2007:

    <<
    -   Series 12, Dividend No. 34    of   $0.328125     per share;
    -   Series 13, Dividend No. 7     of   $0.30         per share.
    >>

    Holders may elect to receive their dividends in common shares of the Bank in lieu of cash dividends, in accordance with the Bank's Shareholder Dividend and Share Purchase Plan.

    %SEDAR: 00001289EF          %CIK: 0000009631

    /For further information: Kevin Harraher, Vice-President, Investor
Relations, (416) 866-5982; Paula Cufre, Scotiabank Public Affairs, (416)
933-1093/
    (BNS. BNS)

CO:  Scotiabank

CNW 11:26e 08-DEC-06